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                      [BEAR, STEARNS & CO. INC. LETTERHEAD]


September 13, 1999

The Special Committee of the Board of Directors
Herbalife International, Inc.
1800 Century Park East
Los Angeles, CA 90067

Gentlemen:

     We understand that Herbalife International, Inc. ("Herbalife") and one or more entities directly or indirectly controlled by Mark Hughes (the "Principal Shareholder") propose to enter into a merger agreement dated September 13, 1999, (the "Agreement") pursuant to which all outstanding shares of Class A and Class B common stock of Herbalife other than those already owned by the Principal Shareholder will receive $17.00 per share in cash (the "Consideration to be Received") by means of a tender offer (the "Tender Offer") followed by a subsequent merger (the "Merger"). The Agreement also provides for the cashing out of each outstanding option to acquire Herbalife common stock (other than those held by the Principal Shareholder) at a price equal to $17.00 per share less the applicable exercise price of such option. Further, the Agreement calls for Herbalife to make certain loans (which may be forgiven under certain circumstances) to the Principal Shareholder in the aggregate amount of approximately $215 million (such series of transactions herein collectively referred to as the "Transaction"). You have provided us with a copy of the Agreement in substantially final form. We note that although the Principal Shareholder controls a majority of the Class A and Class B common stock, the Agreement provides for a condition to the Transaction that requires holders of at least a majority of the outstanding shares of each class of Herbalife common stock not owned by the Principal Shareholder to tender such shares in the Tender Offer. The Agreement also provides for the right for holders of Class A and Class B common stock to dissent and receive appraised value for their shares.

     You have asked us to render our opinion as to whether the Consideration to be Received is fair, from a financial point of view, to the shareholders of Herbalife, excluding the Principal Shareholder.

     In the course of performing our review and analyses for rendering this opinion, we have:

     - reviewed the Agreement;

     - reviewed Herbalife's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1996 through 1998, and its Quarterly Reports on Form 10-Q for the periods ended March 31, 1999 and June 30, 1999;

     - reviewed certain operating and financial information, including projections, provided to us by management relating to Herbalife's business and prospects;

     - met with certain members of Herbalife's senior management to discuss Herbalife's business, operations, historical and projected financial statements and future prospects;

     - reviewed the historical prices, valuation parameters and trading volumes of the Class A and Class B common stock of Herbalife;

     - reviewed publicly available financial data, stock market performance data and valuation parameters of companies which we deemed generally comparable to Herbalife;

     - reviewed the terms of recent acquisitions of companies which we deemed generally comparable to Herbalife;

     - performed discounted cash flow analyses based on the projections for Herbalife furnished to us; and

     - conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.
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The Special Committee of the Board of Directors of
Herbalife International, Inc.
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     We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections provided to us by Herbalife. With respect to Herbalife's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Herbalife as to the expected future performance of Herbalife. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior management of Herbalife that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Herbalife, nor have we been furnished with any such appraisals.

     We note that the Principal Shareholder owns a majority of the shares of Class A and Class B common stock of Herbalife. We also note that the Principal Shareholder has represented to us and to the Special Committee of the Board of Directors of Herbalife (the "Special Committee") that he has no intention of selling any of his holdings of Herbalife common stock. Accordingly, we have not solicited, nor were we asked to solicit, third party acquisition interest in Herbalife. We have assumed that the representations and warranties made in the Agreement are true and that the Transaction (including the Merger) will be completed in accordance with the terms of the Agreement. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

     We have acted as a financial advisor to the Special Committee in connection with the Transaction and have received a fee for such services. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of Herbalife for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is intended for the benefit and use of the Special Committee and does not constitute a recommendation to the Special Committee or any holders of Herbalife common stock as to whether to tender their shares in the Tender Offer or how to vote in connection with the Merger. This opinion does not address Herbalife's underlying business decision to pursue the Transaction. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted to or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any tender offer document or proxy statement to be distributed to the holders of Herbalife common stock in connection with the Transaction.

     Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received is fair, from a financial point of view, to the shareholders of Herbalife, excluding the Principal Shareholder.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:      /s/ DAVIES B. BELLER

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             Davies B. Beller
         Senior Managing Director

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